Mail Stop 3561

September 3, 2008

Via U.S. Mail and facsimile to (315) 287-7529

Thomas Scozzafava
Chief Executive Officer
Seaway Valley Capital Corporation
10-18 Park Street, 2nd Floor
Gouverneur, NY 13642

     Re: Seaway Valley Capital Corporation
       Preliminary Information Statement on Schedule 14C
       Filed on July 25, 2008
       File No. 001-11115

Dear Mr. Scozzafava:

  We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director

 cc: Robert Brantle, Esq.
   Via facsimile (914) 693-1807